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Astris Energi Inc. · 6-K · For 10/13/04, On 10/13/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: October 13, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Astris Energi Inc. · 6-K · For 10/13/04, On 10/13/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press release, dated October 13, 2004	3

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EXHIBIT 1

ASTRIS ENERGI PARTICIPATES IN FINANCIAL FORUM

MISSISSAUGA, ONTARIO, CANADA, October 13, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it will participate in the Global Chinese Financial Forum, Toronto Conference 2004 on October 15th and 16th at the Metro Toronto Convention Centre. The Forum expects to attract 3,000 individual and institutional investors mainly from Toronto, New York, and Greater China.

Astris’ new Model E8 Portable Power Generator will be highlighted at the Forum. The E8 is the latest in a series of self-contained, portable generators that are powered by Astris’ industry-leading, alkaline fuel cell technology. The quiet, emission-free E8 uses the latest generation POWERSTACK™ MC250 fuel cell modules to deliver 48 V DC at 50 amperes of current and will handle overload up to 60 amps.

Also on display will be Astris’ Freedom Golf Car, the world’s first alkaline fuel cell powered golf car fuelled by hydrogen. It is currently powered by Astris’ 1.0 kW E6 Power Generator, giving Freedom a top cruising speed of 31 kph. Soon Freedom will be upgraded with Astris’ new 1.8kW Model E7 power unit, which has the ability to handle overload and provide sufficient power for acceleration and hill climbing, allowing the Golf Car to expand its performance envelope outside of the golf course.
"This is a unique opportunity to display Astris’ AFC technology to a wide investor audience," said Jiri Nor, President and CEO. "Our alkaline fuel cell technology with its platinum-free catalysts and ability to operate quickly and efficiently in sub-zero temperatures is unique in the industry. Our strategy is to seek out new venture partners to take our technology to the next level of production and this Forum is an opportunity to pursue this."

The Global Chinese Financial Forum features expert speakers from the banking, investment and securities industries and approximately 100 exhibitors from the financial, resources, life sciences, and technology sectors. The Conference is being held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, Canada. Complete information is available at: www.gcff.net.

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 619-209-6068
Fx: 619-209-6071
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

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